VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC • LONDON July 26, 2012

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on June 4, 2012, regarding the Registrant’s Post-Effective Amendment No. 94 to its Registration Statement on Form N-1A filed on May 4, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair International Leaders Fund.

Prospectus

1. Comment: Confirm supplementally that a summary prospectus will not be used for this Fund.

Response: The Registrant confirms supplementally that a summary prospectus will not be used for this Fund.

2. Comment: In the “Principal Investment Strategies” section, following the reference to the Fund typically holding “a limited number of securities” please include a range of securities that typically will be held.

Response: The Registrant has amended the disclosure in the “Principal Investment Strategies” section as follows (emphasis added):

Under normal market conditions, the Fund typically holds a limited number of securities (i.e., 40-80 securities).

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

July 26, 2012

3. Comment: Confirm whether forward foreign currency transactions are a principal investment strategy of the Fund, and include forward foreign currency transactions in the “Principal Investment Strategies” section if appropriate.

Response: The Advisor has confirmed that forward foreign currency transactions are not a principal investment strategy of the Fund.

4. Comment: Review the Fund’s disclosures relating to “Derivatives Risk” in light of the July 2010 letter from Barry Miller to the Investment Company Institute.

Response: See response to Comment #5 below.

5. Comment: Because “Derivatives Risk” is included in the “Principal Risks” section, add disclosure regarding derivatives in the “Principal Investment Strategies” section.

Response: Investments in derivatives are not a principal investment strategy of the Fund, therefore, the Registrant has removed “Derivatives Risk” from the “Principal Risks” section.

6. Comment: Confirm that the 12b-1 fees disclosed in the “Fee Table” and in the “Your Account” section of the Prospectus are consistent with the disclosure on page 5 of the SAI under the sub-heading “Other Payments to Third Parties and Affiliates.”

Response: The Registrant has reviewed the disclosure regarding 12b-1 fees and the “Other Payments to Third Parties and Affiliates” subsection and believes that the disclosures are consistent. For the information of the staff, the other payments to third parties and affiliates are payments made outside of the Rule 12b-1 Plan, such as sub-transfer agency and sub-administration services.

7. Comment: Provide supplementally additional information regarding the Board’s determination not to impose a redemption fee on Institutional Class shares of the Fund.

Response: Pursuant to the requirements of Rule 22c-2 under the 1940 Act, the Board, including a majority of the Independent Trustees, determined that the imposition of a redemption fee on Institutional Class shares of the Fund was not necessary or appropriate. Redemption fees are intended to allow funds to recoup some of the direct and indirect costs incurred as a result of short-term trading strategies, such as market timing. Institutional Class shares of the Fund are designed for institutional investors, including, but not limited to, employee benefit plans, endowments, foundations, trusts and corporations, who are able to meet the Fund’s $5 million minimum initial investment requirement. It has not been the Advisor’s experience with shareholders of the Institutional Class shares of the other William Blair Funds that Institutional Class investors engage in short-term trading or market timing. In addition, Institutional Class shares are typically held by investors in accounts directly with the transfer agent, as opposed to retail share classes, which are typically held through omnibus accounts maintained by third-party

July 26, 2012

intermediaries. Thus, the Fund expects to have a direct relationship with investors in its Institutional Class shares, and, based on experience with Institutional Class shares of the other William Blair Funds, expects that, in most cases, such investors will provide the Fund with advance notice prior to making large redemption requests. Given the nature of Institutional Class shares and the expected Institutional Class shareholder base, it is not expected that Institutional Class shares of the Fund will be used as a vehicle for short-term trading strategies and, therefore, imposing a redemption fee on Institutional Class shares of the Fund is neither necessary or appropriate.

Statement of Additional Information

1. Comment: Regarding the Fund’s fundamental investment restriction with respect to Concentration, add disclosure describing the SEC staff’s interpretation of the term “concentration.”

Response: The Registrant has revised the Statement of Additional Information in response to the staff’s comment.

2. Comment: The first enumerated paragraph of non-fundamental operating policies on page 19 of the Statement of Additional Information describes the Fund’s diversification policy. Please revise the disclosure in light of the requirement in Section 13 of the 1940 Act to clarify that shareholder approval would be needed to change from a diversified to a non-diversified fund.

Response: The Registrant has revised the Statement of Additional Information in response to the staff’s comment.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

cc:	Richard W. Smirl (William Blair & Company L.L.C.)

Andrew T. Pfau (William Blair Company L.L.C.)

Colette M. Garavalia (William Blair & Company L.L.C.)

Maureen A. Miller (Vedder Price P.C.)